AB
4/5

BP 3/11

SEC
Mail Processing
Section

MAR - 1 2012

Washington, DC
123

SECURITI 12012619 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERSHING ADVISOR SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City	NJ	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, Mark C. Tibergien and Gerard F. Mulligan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERSHING ADVISOR SOLUTIONS LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Mark C. Tibergien, Chief Executive Officer

Title

Signature

Gerard F. Mulligan, Chief Financial Officer

Title

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PERSHING ADVISOR SOLUTIONS LLC

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Accounting Firm)

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2011

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Manager and Member
of Pershing Advisor Solutions LLC:

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing Advisor Solutions LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2011

(Dollars in thousands)

Assets		
Due from affiliated clearing broker	$	26,490
Intangible assets		18,922
Fees and other receivables		3,135
Due from affiliates		2,025
Other assets		3,274
Total assets	$	53,846
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation payable	$	3,986
Due to affiliates		3,474
Accrued expenses and other		2,152
Total liabilities		9,612
Subordinated indebtedness		42,000
Member's equity:		
Member's contributions		41,909
Accumulated deficit		(39,675)
Total member's equity		2,234
Total liabilities and member's equity	$	53,846

See accompanying notes to statement of financial condition.

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2011

(1) Organization and Description of Business

Pershing Advisor Solutions LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly owned subsidiary of Pershing Group LLC (the Parent). The Parent is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company, is a registered broker-dealer with the Securities & Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) that provides financial business and technology outsourcing solutions primarily to independent, fee-based SEC Registered Investment Advisors (RIA), Family Offices, Turnkey Asset Management Providers (TAMP) and dually-registered advisors working in conjunction with many of Pershing LLC (Pershing) broker-dealer customers.

(2) Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes may vary from actual results.

(a) Principal Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Trading assets are recorded in other assets and trading liabilities are recorded in accrued expenses and other on the statement of financial condition. The Company had $1 thousand trading assets, consisting of listed equity securities included in other assets and $210 thousand of trading liabilities, consisting of listed equities included in accrued expenses and other at December 31, 2011. The fair values of listed equity instruments are considered to be Level 1 measurements in accordance with ASC, *Topic 820, Fair Value Measurements and Disclosures*. There were no transfers of financial instrument between Level 1, 2 or 3 during the year.

(b) Intangible Assets

Identifiable Intangible assets are amortized on a straight line basis over their estimated useful lives, which is 15 years from the date of acquisition and are assessed annually for indicators of impairment pursuant to the provision of FASB Accounting Standards Codification (ASC) ASC 350, *Intangibles – Goodwill and Other* and ASC 360, *Property, Plant and Equipment.*

(c) Income Taxes

For U.S. federal, state and local income tax purposes, the Company has elected to be treated as a separate taxable entity. The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain states including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of tax benefit or expenses on the temporary differences between the financial reporting and the tax basis of the assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely-than-not recognition threshold will result in either a reduction of the current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(3) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from affiliated clearing broker primarily represents net cash balances held at Pershing. At December 31, 2011 this balance was $26.5 million, which is included as due from affiliated clearing broker on the statement of financial condition.

(4) Related-Party Transactions

At December 31, 2011 the Company had a payable to an affiliate of $758 thousand relating to certain administrative support services, primarily from financial system support, people services, accounts payable and corporate communications, which was included in due to affiliate on the statement of financial condition. The Company also has a payable of $2.0 million to another affiliate for payroll services.

(5) Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2011, fixed assets amounted to $2.0 million net of accumulated depreciation of $2.9 million, and are included in other assets on the statement of financial condition.

(6) Intangibles

At December 31, 2011, intangibles amounted to $18.9 million net of accumulated amortization of $9.2 million. Intangible assets include certain registered investment advisor contractual arrangements and are being amortized over a 15 year useful life.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-l. Under the alternative method the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2011, the Company's net capital of $16.4 million was in excess of the minimum requirement by approximately $16.1 million.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

(8) Subordinated Indebtedness

At December 31, 2011, the Company had a $42 million equity subordinated debt agreement with the Parent, which bears an interest rate of 2.27%. The debt qualifies as regulatory capital and as equity in the debt to debt-plus-equity ratio in accordance with SEC Rule 15c3-1 and matures on January 31, 2015. At December 31, 2011, the Company owed the Parent $82 thousand in interest which is included in due to affiliates on the statement of financial condition.

(9) Commitments and Contingencies

The Company has noncancelable leases with affiliates covering office space expiring between the years 2012 and 2018. At December 31, 2011, minimum future rentals on the noncancelable office lease are as follows (dollars in thousands): 2012 $472; 2013 $481; 2014 $369; 2015 $379; 2016 $389; and $208 for the years thereafter.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, the total amount of customer balances maintained by Pershing and subject to such indemnification was approximately $519.1 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of customer recourse provisions.

(10) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC 718, *Compensation – Stock Compensation*, and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

(11) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has net deferred tax liabilities at December 31, 2011, of approximately $766 thousand, which are included in due to affiliates and other accrued expenses and payable on the statement of financial condition. Deferred tax liabilities relate principally to intangibles. Deferred tax assets relate principally to reserves. The company has not recorded a valuation allowance because management believes it is more likely than not that their deferred tax assets will be realized except for the deferred tax asset related to the New Jersey net operating loss carryforward as discussed below.

Federal taxes receivable of $2.0 million is included in due to affiliates and state taxes payable of $254 thousand is included in other accrued expenses on the statement of financial condition.

The Company has apportioned state net operating loss carryforwards of approximately $49 million, which will begin to expire in 2013. The related deferred tax asset associated with NOLs of $4.2 million has been reduced by a valuation allowance equal to $4.2 million. The valuation allowance related to the net operating loss carryforward increased by $1 million in 2011.

BNY Mellon's Federal consolidated income tax returns are closed to examination through 2002. The Company's New Jersey income tax returns are closed to examination through 2006. In addition, the Company is open for examination in New York State and New York City starting in 2009.

(12) Legal Proceedings

In the normal course of business, the Company may be involved in litigation. At December 31, 2011, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

(13) Fair Value Information

At December 31, 2011, the Company's assets and liabilities are recorded at either fair value or at amounts which approximate their fair value. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments. Intangible assets are stated at cost and amortized over the useful life of the assets.

(14) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

(15) Financial Support

The Company has an agreement with the Parent, whereby the Parent, has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2013.

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Managers and Member
of Pershing Advisor Solutions LLC:

In planning and performing our audit of the financial statements of Pershing Advisor Solutions LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012